Exhibit 12.1

UR-ENERGY INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three
	Months
	Ended
	March 31,	Years ended December 31,
	2017	2016	2015	2014	2013	2012

Income (loss) from continuing operations before provision for income taxes per statement of income	5,189	(3,027)	(4,110)	(8,694)	(30,353)	(17,558)
Add:
Interest on indebtedness	355	1,827	2,385	2,526	393	4
Accretion	132	534	515	442	-	-
Amortization of debt origination costs	30	152	177	188	5,796	-
Income (loss) as defined	5,706	(514)	(1,033)	(5,538)	(24,164)	(17,554)

Fixed Charges
Interest on indebtedness	355	1,827	2,385	2,526	393	4
Amortization of debt origination costs	30	152	177	188	5,796	-
Accretion	132	534	515	442	-	-
Capitalized interest	-	-	-	-	1,345	-
Total fixed charges	517	2,513	3,077	3,156	7,534	4

Ratio of earnings to fixed charges (1)	11.04	*	*	*	*	*

(1)	We did not have earnings for the five most recent fiscal years ended December 31, 2016. Accordingly, we have no ratio of earnings to fixed charges to illustrate for such periods. We have had earnings in the three months ended March 31, 2017 and therefore have included the ratio of earnings to fixed charges for that period.